Exhibit 10.13

EMPLOYMENT AGREEMENT

This Employment Agreement (including Attachments A & B) is dated as of this 7th day of August 2002, by and between General Dynamics Corporation (the “Corporation”) and Nicholas D. Chabraja, (collectively the “Parties”) but effective January 1, 2003.

Recitals

WHEREAS, Mr. Chabraja has been the Corporation’s Chief Executive Officer and the Chairman of its Board of Directors (the “Board”) since June 1, 1997, pursuant to an Employment Agreement dated as of November 12, 1996 which will expire on December 31, 2002; and

WHEREAS, during the five years in which Mr. Chabraja has held the office of Chairman and Chief Executive Officer shareholder value has increased significantly; the Company’s market capitalization has increased from $4.7 billion to approximately $16 billion; the Company’s annual revenues have grown from $4 billion to approximiately $14 billion; earnings per share have grown at an annual compounded rate of 17%; and the Company’s total return to investors has grown at an annual average rate of 18%; and

WHEREAS, the Board of Directors, on behalf of the Corporation’s shareholders, in recognition of Mr. Chabraja’s exceptional performance and superb leadership, strongly desires to see him continue as Chairman and Chief Executive Officer; and

WHEREAS, Mr. Chabraja agrees to continue his employment in this capacity;

NOW THEREFORE, the Parties agree as follows:

1.	Position and Term. The Corporation desires that Mr. Chabraja continue his employment as Chairman and Chief Executive Officer, and Mr. Chabraja agrees to continue his employment, for the period January 1, 2003 through December 31, 2005. Either party may terminate this Agreement, subject to the terms and conditions set forth herein, upon thirty (30) days written notice to the other.

2.	Base Compensation. Mr. Chabraja will receive base compensation of not less than $1,050,000. During this Agreement, the Compensation Committee of the Board may from time to time increase Mr. Chabraja’s base compensation as it, in its sole discretion, deems appropriate.

3.	Incentive Compensation. Mr. Chabraja will continue to be eligible for annual bonuses and incentive compensation awards. In making this determination, the Compensation Committee of the Board will annually review the Corporation’s actual performance as compared to its strategic and operational plans. The Compensation Committee of the Board will also consider Mr. Chabraja’s total compensation in relationship to the performance pay levels of other chief executive officers of industrial concerns and in the aerospace and defense industry.

4.	Other Benefits and Perquisites. Mr. Chabraja will be eligible for all other benefits and perquisites the Corporation provides to its senior executive officers. These benefits include participation in the Corporation’s qualified and non-qualified retirement plans, the Corporation’s qualified and non-qualified 401(k) Savings and Stock Incentive plans, and group health, life and disability coverage. Additionally, Mr. Chabraja will continue to have use of the Corporation’s aircraft, consistent in all cases with the Corporation’s Board resolutions and the Corporation’s policies regarding the use of aircraft.

5.	Termination of Employment between January 1, 2003 and December 31, 2005.

a.	If Mr. Chabraja’s employment ends prior to December 31, 2005, by reason of his Voluntary Resignation or death, the Corporation agrees to provide him the following amounts and benefits:

i.	The Corporation will pay Mr. Chabraja or his designated beneficiary, as the case may be, his base compensation earned through his last day of Active Employment (including unused vacation and personal days); and

ii.	The Corporation will pay Mr. Chabraja or his designated beneficiary, as the case may be, a pro rated payment equal to his immediately prior year’s annual bonus or 100% of the current year’s target bonus, whichever is greater. The pro-ration of such amount shall be from the first day of the year in which he voluntarily resigned or died through his last day of Active Employment (i.e., not including any period attributable to the payment of unused vacation). Such payments to Mr. Chabraja, or his designated beneficiary, as the case may be, will be made at the same time and manner as the Corporation makes similar payments to its other senior executive officers.

iii.	The Corporation will provide Mr. Chabraja with the benefits enumerated in Section 6 (c) through (i) listed below.

b.	Termination due to Disability, by the Corporation Without Cause or as a Result of or Breach by the Corporation of Its Obligations. In the event Mr. Chabraja’s employment terminates: (i) due to his Disability; (ii) by the Corporation, without cause, or (iii) by Mr. Chabraja as a result of a breach by the Corporation of its obligations hereunder and its failure to cure such breach within thirty (30) days of written notice thereof, the Corporation agrees to provide Mr. Chabraja the following:

i.	The Corporation will continue to pay Mr. Chabraja an amount equal to the base compensation he is earning at the time of his termination for the remaining term of this Agreement; and

ii.	The Corporation will continue to pay Mr. Chabraja an amount equal to the annual bonus and incentive compensation he would have earned had he continued his employment for the remaining term of this Agreement. Such amounts must be the greater of his prior year’s annual bonus or 100% of the current year’s target bonus. Payments to Mr. Chabraja will be made at the same time and manner as the Corporation makes similar payments to its other senior executive officers; and

iii.	The Corporation will provide Mr. Chabraja with the benefits enumerated in Section 6 (c) through (i) listed below.

c.	Termination due to a Change in Control. In the event that Mr. Chabraja’s employment is terminated (either in fact or constructively) as a result of a “Change in Control”, the Corporation agrees that Mr. Chabraja will be treated for purposes of this Agreement as having terminated employment “Without Cause” under Section 5 (b) above. Where the Severance Protection Agreement between the Corporation and Mr. Chabraja dated April 12, 1999, as may be hereafter amended from time to time, and this Agreement provide for payment covering the same benefit, the Corporation will provide Mr. Chabraja with the benefit most favorable to him, otherwise, Mr. Chabraja is entitled to retain the benefits under both agreements.

d.	Termination For Cause. In the event Mr. Chabraja’s employment by the Corporation is terminated For Cause, in full satisfaction of its obligations hereunder, the Corporation will

i.	pay Mr. Chabraja his base compensation earned through his last day of Active Employment (including unused vacation and personal days);

ii.	provide to Mr. Chabraja the retirement benefits enumerated in Attachment A, the 2002 Retirement Benefits Agreement; and

iii.	provide to Mr. Chabraja such other benefits as are required by law.

6.	Expiration on or after December 31, 2005. If Mr. Chabraja maintains his Active Employment through December 31, 2005, the Corporation, at its sole expense, will:

a.	pay Mr. Chabraja any remaining earned but unpaid base compensation (including unused vacation and personal days); and

b.	pay Mr. Chabraja’s bonus for the 2005 calendar year, if the Compensation Committee determines, in its sole discretion, that the performance of the Corporation warrants such a payment. Any such payment will be made at the same time and manner as the Corporation makes similar payments to its other senior executive officers; and

c.	direct a buy-out of Mr. Chabraja’s residence located in McLean, Virginia, in an amount which is equal to the greater of:

i.	the residence’s appraised value on or about January 1, 2006, or

ii.	the residence’s original cost, plus all subsequent improvements Mr. Chabraja made, as defined in the Corporation’s Relocation Policy; and

d.	reimburse Mr. Chabraja for the cost of transporting and storing (up to six (6) months) his household furnishings and personal effects from McLean, Virginia to anywhere in the 48 contiguous United States of America; and

e.	secure at its sole expense executive office space in the Chicago, Illinois area with administrative support for a period of not less than two (2) years; and

f.	provide Mr. Chabraja and his then eligible dependents with continued participation in the Corporation’s medical plans at then active employee cost for up to six (6) months, following which, Mr. Chabraja will be eligible to elect continued coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), as amended, by paying the full cost; and

g.	provide to Mr. Chabraja the retirement benefits enumerated in Attachment A, the 2002 Retirement Benefits Agreement; and

h.	provide Mr. Chabraja with usage of a corporate provided aircraft as stated in Attachment B; and

i.	in exchange for Mr. Chabraja’s active involvement in the Corporation’s executive compensation determination in the year following his termination of employment with the Corporation, add twelve (12) full calendar months to Mr. Chabraja’s last day of Active Employment for purpose of prorating any of Mr. Chabraja’s unvested stock options and restricted stock. Notwithstanding the prior sentence, if Mr. Chabraja’s termination of employment is due to his Death or Disability, he will be vested in accordance with the terms and conditions of the 1997 Incentive Compensation Plan, as amended.

7.	Definitions. For purposes of this Agreement, the terms below will have the following definitions:

a.	“Active Employment” means a period of employment during which services are required to be performed. The continued payment of amounts in lieu of base compensation, annual bonuses, unused vacation, unused personal days will not be considered a period of Active Employment.

b.	“Change in Control” means a change in control as defined in Section 1 of the Severance Protection Agreement, as amended, dated April 12, 1999, between the Corporation and Mr. Chabraja as such agreement may be amended from time to time.

c.	“For Cause” means the termination of Mr. Chabraja’s employment as a direct result of any of the following acts: (i) the commission of a felony or a crime involving dishonesty or fraud which materially and adversely affects the Corporation or any of its affiliates, (ii) a material violation of the Corporation’s standards of business ethics and conduct, or (iii) individually filing or participating in a lawsuit against the Corporation during Active Employment with the Corporation.

d.	“Disability” shall mean if, as a direct result of an illness or injury, Mr. Chabraja is unable, in the sole opinion of the Compensation Committee of the Corporation’s Board of Directors, to adequately perform the tasks of his position for the entire balance of his Employment Agreement.

e.	“Voluntary Resignation” or “Voluntarily Resigns” shall mean a termination of Mr. Chabraja’s employment resulting from his decision to cease performing services for the Corporation.

8.	Tax Liability. Following Mr. Chabraja’s termination of employment (for any reason other than a termination of employment “For Cause”), the Corporation will provide Mr. Chabraja with one (1) round of federal and state tax gross ups (determined using the top marginal rate and tax rates for federal and applicable state taxes) for amounts imputed to Mr. Chabraja pursuant to this Agreement (but specifically excluding base compensation, bonuses, equity awards and amounts paid pursuant to Attachment A). Any tax gross up will be included in Mr. Chabraja’s taxable income and included in the Corporation’s tax reporting consistent with its policies and procedures for other executives.

9.	Miscellaneous. This Agreement shall be construed and enforced in accordance with the laws of the State of Delaware.

10.	Notice. Any notice required under this Agreement (or an Attachment hereto) shall be made in writing addressed to the Corporation in care of the Senior Vice President, Human Resources (with a copy to the Senior Vice President and General Counsel) at the Corporation’s headquarters and to Mr. Chabraja at his home address as noted in the Corporation’s employee records.

11.	Effect of Prior Agreements. This Agreement (and its Attachments) will not become effective unless Mr. Chabraja continues his Active Employment beyond December 31, 2002. Therefore, all prior agreements between the Corporation and Mr. Chabraja remain in effect. With Mr. Chabraja’s Active Employment on and after January 1, 2003, this Agreement (including its Attachments) shall become effective and his prior employment agreement (including all attachments thereto) will at that time be superseded. This Agreement does not supersede the Severance Protection Agreement between Mr. Chabraja and the Corporation.

12.	Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of any other provision of this Agreement or the validity, legality or enforceability of such provision in any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

13.	Amendment and Waiver. The provisions of this Agreement may be amended or waived only by the written agreement of the Corporation and Mr. Chabraja, and no course of conduct or failure or delay in enforcing the provisions of this Agreement shall affect the validity, binding effect or enforceability of this Agreement.

14.	Counterparts. This Agreement may be executed in counterparts; each of which shall be deemed to be an original and both of which together shall constitute one and the same instrument.

15.	Assignability. This Agreement may not be assigned without the written consent of each Party.

16.	Successorship. This Agreement shall inure to the benefit of Mr. Chabraja’s estate.

IN WITNESS WHEREOF, pursuant to the authority granted by the Corporation’s Board of Directors to the Corporation’s Senior Vice President — Human Resources & Administration, the Corporation has caused this Employment Agreement to be executed on behalf of itself and caused the Corporation’s seal to be hereunto affixed and attested to by the Secretary of the Corporation. In like manner, the Executive has executed this Agreement on his behalf. This Agreement is effective as of the first date stated above.

ATTEST:		GENERAL DYNAMICS CORPORATION

	By:	Senior Vice President – Human Resources & Administration

ATTEST:		NICHOLAS D. CHABRAJA

Attachment A — Retirement Agreement

WHEREAS, on this 7th day of August, 2002, General Dynamics Corporation, a Delaware corporation (the “Corporation”), and Nicholas D. Chabraja (the “Executive”) (collectively the “Parties”) entered into an extension of Mr. Chabraja’s Employment Agreement (the “2002 Employment Agreement”); and

WHEREAS, on November 12, 1996, the Corporation and Mr. Chabraja entered into an Employment Agreement with an Addendum Retirement Benefit Agreement (the “1996 Retirement Agreement”); and

WHEREAS, the Corporation agreed to pay certain supplemental retirement benefits in accordance with the terms of the 1996 Retirement Agreement; and

WHEREAS, absent an extension of Mr. Chabraja’s employment, Mr. Chabraja would be entitled to begin receiving his retirement benefit under the 1996 Retirement Agreement starting January 1, 2003; and

WHEREAS, Mr. Chabraja has earned retirement benefits under the Retirement Plan for Salaried Executives, which is part of the General Dynamics Retirement Plan (Government) (the “Retirement Plan”). And, to the extent that Section 415, 401(a)(4) or 401(a)(17) of the Internal Revenue Code of 1986, as amended, may have limited Mr. Chabraja’s retirement benefits, Mr. Chabraja has earned additional benefits under the General Dynamics Corporation Supplemental Retirement Plan (the “Supplemental Retirement Plan”) (collectively the “Retirement Program”).

NOW, THEREFORE, in consideration for Mr. Chabraja’s entering into the 2002 Employment Agreement, the Parties agree to the following terms and conditions (hereinafter the “2002 Retirement Agreement”) which is incorporated by reference into Mr. Chabraja’s Employment Agreement as follows:

1.	Agreement Benefit. The Corporation agrees to pay Mr. Chabraja a monthly single-life benefit at retirement equal to a percentage of his Final Average Monthly Salary, as defined within the Corporation’s Retirement Program. This percentage will be twenty-two percent (22.0%) plus one-half percentage point (0.50%) for each completed calendar month of employment on and after January 1, 2003 (such that by December 31, 2005, the percentage will be forty percent (40.0%)). The single-life benefit if Mr. Chabraja remains Actively Employed and retires on December 31, 2005, will not be less than $1,200,000 per annum.

2.	Payment of Benefits.

a.	If prior to December 31, 2005, Mr. Chabraja (a) Voluntarily Resigns, (b) retires, or (c) is terminated “For Cause,” he will be entitled to receive the benefit he earned under Section 1 through the end of the month in which such separation or retirement occurs. Mr. Chabraja will begin receiving his benefit under this subparagraph as of the first day of the month following his separation or retirement.

b.	If Mr. Chabraja’s employment with the Corporation terminates at any time prior to December 31, 2005, due to (a) his “Disability,” (b) termination “Without Cause,” or (c) a “Change in Control”, Mr. Chabraja will be entitled to receive the benefit under Section 1 above as if Mr. Chabraja had maintained his Active Employment and pensionable earnings through December 31, 2005. Mr. Chabraja will begin receiving his benefit under this subparagraph as of January 1, 2006.

3.	Survivor Benefit in the Case of Death Prior to Benefit Commencement. If Mr. Chabraja dies during the term of this 2002 Retirement Agreement, but prior to separating from employment and does not leaving a surviving spouse, no benefit shall be paid under this Agreement. If Mr. Chabraja dies during the term of this 2002 Retirement Agreement, but prior to separating from employment and leaves a surviving spouse, his surviving spouse shall receive a 50% Contingent Annuitant benefit with a 10-Year Certain feature. In the event that Mrs. Chabraja dies prior to the 10th anniversary of Mr. Chabraja’s death, payments shall continue to Mrs. Chabraja’s designated beneficiary or estate. Payment will commence on the first day of the month following Mr. Chabraja’s death.

4.	Form of Payment. All retirement benefits payable pursuant to this 2002 Retirement Agreement will be paid in such form and at such time as Mr. Chabraja’s elects under the Retirement Program. The Corporation may, in its sole discretion, accelerate the payment of some or all of the benefits under this 2002 Retirement Agreement in a form of actuarial equivalent value. In addition to all of forms of payment under the Retirement Program, Mr. Chabraja may elect a 100% Contingent Annuitant option with a 10-Year Certain feature.

5.	No Assignment. No benefit under this 2002 Retirement Agreement will be subjected in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance or charge, and any attempt so to anticipate, alienate, sell, transfer, assign, pledge, encumber or charge the same will be void, and no such benefit will in any manner be liable for or subject to the debts, liabilities, engagements or torts of the person entitled to such benefit, except as specifically provided in the Retirement Program or pursuant to a Qualified Domestic Relations Order as described in Code Section 414(p).

6.	Payment from General Assets.

a.	To the extent a benefit under this 2002 Retirement Agreement is not otherwise payable from a Retirement Program (or unless otherwise determined by the Corporation), all benefits payable to Mr. Chabraja hereunder will be paid by the Corporation from its general assets. The Corporation will not be obliged to acquire, designate or set aside any specific assets for payment of the Supplement. Further, Mr. Chabraja will have no claim whatsoever to any specific assets or group assets of the Corporation.

b.	The Corporation may, in its discretion, designate that the some or all the benefits payable hereunder will be satisfied from the assets of a trust, fund, or other segregated group of assets. But, should these assets prove to be insufficient to satisfy payment of such benefits or other post-retirement benefits, the Corporation will remain liable for payment thereof.

7.	Prior Agreement. The 1996 Retirement Agreement will become null and void as of January 1, 2003. Notwithstanding anything in this 2002 Retirement Agreement to the contrary, if Mr. Chabraja’ employment with the Corporation terminates on or after the date first written above but before January 1, 2003, Mr. Chabraja will be entitled to only those benefits payable under the terms and conditions of the 1996 Retirement Agreement.

8.	Plan Administration. The Board of Directors hereby delegates to the Senior Vice President, Human Resources and Administration (or his authorized designee) the power to interpret this Agreement in his sole discretion and such interpretations will be binding on the Corporation and Mr. Chabraja. The Retirement Programs actuary shall determine all values and payments required under this 2002 Retirement Agreement based on the actuarial assumptions used under the Corporation’s Retirement Program.

9.	Income Taxes. Mr. Chabraja and the Corporation agree that all payments made pursuant to this 2002 Retirement Agreement will be treated as “wages” for federal and state income tax and employment tax purposes (including FICA) at such time and in such manner as prescribed by law. Each Party to this 2002 Retirement Agreement is responsible for the payment of its own taxes.

10.	Incorporation by Reference. This 2002 Retirement Agreement is be incorporated by reference into Mr. Chabraja’s Employment Agreement with the Corporation. The defined terms in this 2002 Retirement Agreement will have the same meaning provided in Mr. Chabraja’s 2002 Employment Agreement.

Attachment B – Aircraft Usage

1.	Flight Hours Earned. Mr. Chabraja shall earn fourteen (14.0) Flight Hours for each full month of service under his Active Employment with the Corporation between January 1, 2003, and December 31, 2005 to a maximum of Five Hundred (500) Flight Hours.

a.	Termination “For Cause”. Notwithstanding anything in this Attachment B or Mr. Chabraja’s Employment Agreement to the contrary, if Mr. Chabraja’s employment with the Corporation is terminated “For Cause” (as defined in his Employment Agreement) all Flight Hours will be forfeited.

b.	Termination “Without Cause”, Change in Control or “Disability”. Notwithstanding anything in this Attachment B or Mr. Chabraja’s Employment Agreement to the contrary, if Mr. Chabraja’s employment with the Corporation is terminated “Without Cause”, due to a “Change in Control”, or as a result of a “Disability”, Mr. Chabraja shall be entitled to Five Hundred (500) Flight Hours regardless of his length of employment.

2.	Acceptable Aircraft. The Corporation will make available to Mr. Chabraja a Super Midsize aircraft or larger (e.g., Gulfstream 200) along with fuel, trained personnel and basic snack and beverage service. Mr. Chabraja will be responsible for all food and beverage costs in excess of basic snack and beverage service.

3.	Right to Use Aircraft. Mr. Chabraja’s right to use the Corporation’s aircraft is personal in nature and will not inure to the benefit of his surviving spouse or estate. All of Mr. Chabraja’s rights under this Attachment B expire upon the earlier to occur of:

a.	his death;

b.	one hundred and twenty (120) months after his last day of Active Employment; or

c.	the exhaustion of all his Flight Hours, including any carryover.

4.	Usage of Flight Hours.

a.	Annual Limit. Following Mr. Chabraja’s termination of employment entitled to any amount of Flight Hours, Mr. Chabraja may use up to one hundred (100) Flight Hours in any calendar year. If Mr. Chabraja separates employment in the middle of a calendar year, the one hundred (100) Credited Flight Hour maximum will be prorated by the number of completed calendar months remaining in that year.

b.	Carryover of Unused Flight Hours. If, for any reason Mr. Chabraja does not use his entire allotment of Flight Hours within any calendar year, the unused number of Flight Hours will be carried over to the subsequent calendar year (subject to an overall maximum usage of one hundred (100) Flight Hours in any calendar year).

c.	Ten (10) Year Maximum Carryover. Mr. Chabraja may carryover any unused Flight Hours for a maximum of one hundred and twenty (120) complete calendar months following his last day of Active Employment.

5.	Protocol for Aircraft Usage.

a.	In order to obtain the use of a Corporation aircraft, Mr. Chabraja must request the use of such aircraft at least 24 hours prior to the requested flight departure for flights that will depart and arrive within the 48 contiguous United States of America and at least 48 hours prior to the requested flight departure for all other flights. Such request must be made to an agreed upon contact at the Corporation and must specify the requested departure and arrival locations and the amount of people in the flight party.

i.	The Corporation will supply Mr. Chabraja with an aircraft based upon Corporation aircraft availability. The size of Mr. Chabraja’s flight party shall be limited by aircraft size and availability.

ii.	If a corporate aircraft is available, it will pick up Mr. Chabraja and his flight party at the nearest suitable location for that aircraft. The flights shall include the particular aircraft’s basic flight service.

6.	Usage of Flight Hours.

a.	Mr. Chabraja shall be charged against his bank of Flight Hours for each hour or fraction of an hour Mr. Chabraja’s requested aircraft is airborne.

i.	Aircraft flight time to arrive at a requested pick-up location within the 48 contiguous United States of America will not count against Mr. Chabraja’s Flight Hours. Aircraft flight time to all other pick up locations shall count towards Mr. Chabraja’s 500-hour aircraft time limit.